UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

HURRAY! HOLDING CO., LTD.

(Name of Issuer)

Ordinary Shares, Par Value $0.00005 Per Ordinary Share,
and American Depositary Shares, Each Representing 100 Ordinary Shares

(Title of Class of Securities)

447773 10 2

(CUSIP Number)

Rosie Yu
15/F, Tower B, Gateway Plaza
No. 18 Xia Guang Li North Road
East Third Ring, Chaoyang District
Beijing 100027, People’s Republic of China

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 21, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons
Shanda Interactive Entertainment Limited

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds
WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
The Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
	7	Sole Voting Power
0

	8	Shared Voting Power
1,233,161,592 Shares (including Shares represented by ADSs) (1)

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
1,233,161,592 Shares (including Shares represented by ADSs) (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
1,233,161,592 Shares (including Shares represented by ADSs) (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
55.9% (2)

14	Type of Reporting Person
CO, HC

(1)
Consists of 1,155,045,300 ordinary shares, par value $0.00005 per share (the “Shares”) of Huarry! Holding Co., Ltd. (“Hurray”) (including Shares represented by American Depositary Shares of Hurray (the “ADSs”), each representing 100 Shares) held by Shanda Music Group Limited and 78,116,292 Shares (including Shares represented by ADSs) that will be acquired by Shanda Music Group Limited in the Private Share Purchase pursuant to the Share Transfer Agreements described under Item 3.

(2)
This percentage is calculated based upon 2,207,291,040 outstanding Shares (including Shares represented by ADSs), consisting of 2,196,186,640 Shares (including Shares represented by ADSs) outstanding as of May 1, 2009 as set forth in Hurray’s Form 20-F filed with the Securities and Exchange Commission (the “Commission”) on June 26, 2009 and 11,104,400 Shares (including Shares represented by ADSs) issued after May 1, 2009 to the knowledge of the Reporting Persons.

1	Name of Reporting Persons
Shanda Music Group Limited

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds
AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
The British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With
	7	Sole Voting Power
0

	8	Shared Voting Power
1,233,161,592 Shares (including Shares represented by ADSs) (1)

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
1,233,161,592 Shares (including Shares represented by ADSs) (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
1,233,161,592 Shares (including Shares represented by ADSs) (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
55.9% (2)

14	Type of Reporting Person
CO

(1)
Consists of 1,155,045,300 Shares (including Shares represented by ADSs) held by Shanda Music Group Limited and 78,116,292 Shares (including Shares represented by ADSs) that will be acquired by Shanda Music Group Limited in the Private Share Purchase pursuant to the Share Transfer Agreements described under Item 3.

(2)
This percentage is calculated based upon 2,207,291,040 outstanding Shares (including Shares represented by ADSs), consisting of 2,196,186,640 Shares (including Shares represented by ADSs) outstanding as of May 1, 2009 as set forth in Hurray’s Form 20-F filed with the Commission on June 26, 2009 and 11,104,400 Shares (including Shares represented by ADSs) issued after May 1, 2009 to the knowledge of the Reporting Persons.

Item 1.        Security and Issuer

(a)        This statement relates to the ordinary shares, par value $0.00005 per share (“Shares”) of Huarry! Holding Co., Ltd. (“Hurray”), including Shares represented by American Depositary Shares of Hurray, each representing 100 Shares (“ADSs”).

(b)        The address of Hurray’s principal executive office is 15/F, Tower B, Gateway Plaza, No. 18 Xia Guang Li North Road, East Third Ring, Chaoyang District, Beijing 100027, People’s Republic of China.

Item 2.        Identity and Background

(a)- (c), (f)       The names of the reporting persons are Shanda Interactive Entertainment Limited (“Shanda”) and Shanda Music Group Limited (“Shanda Music”) (each a “Reporting Person” and together, the “Reporting Persons”).

Shanda is incorporated with limited liability under the laws of the Cayman Islands.  Shanda Music is incorporated with limited liability under the laws of the British Virgin Islands.

The principal office or business address for each of the Reporting Persons is No. 208 Juli Road, Pudong New Area, Shanghai 201203, People’s Republic of China.

Shanda is a leading interactive entertainment media company in China.  Shanda offers a portfolio of diversified entertainment content including massively multi-player online role-playing games and advanced casual online games in China, as well as online chess and board games, e-sports game platform and a variety of cartoons, literature works and music.  Shanda Music is a wholly-owned subsidiary of Shanda and was established solely for the purpose of acquiring the Shares.  To date, Shanda Music has engaged in no activities other than those relating to the Tender Offer, the Private Share Purchase and the 10b5-1 Plan, each as described in Item 3 below.

Attached hereto as Schedule I, and incorporated herein by reference, is the name, business address, present principal occupation or employment and citizenship of each director and executive officer of Shanda and Shanda Music.

(d)        During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Considerations

Pursuant to a Tender Offer Agreement among Shanda, Shanda Music and Hurray dated as of June 8, 2009 (the “Tender Offer Agreement”), Shanda Music launched a tender offer for approximately 51% of the Shares (including Shares represented by ADSs), calculated on a fully-diluted basis (the “Tender Offer”) on June 16, 2009, at a price of $0.04 per share (equivalent to $4.00 per ADS) in cash, without interest.  The Tender Offer was consummated successfully on July 24, 2009.  Shanda Music accepted for payment 1,155,045,300 Shares (including Shares represented by ADSs) at the aggregate consideration of $46,201,812.  The consideration was fully funded by Shanda from its working capital.

Shanda Music agreed to purchase an aggregate of 78,116,292 Shares (including Shares represented by ADSs) (the “Private Share Purchase”), at a price of $0.04 per Share (equivalent to $4.00 per ADS) in cash, from JJF International Ltd., Xero Holdings Ltd., P.N.L. Ltd., Pleasant Season Ltd. and Harrison Youth Ltd. (the “Selling Shareholders”) pursuant to an ADS transfer agreement between Shanda Music and each of the Selling Shareholders and a Share transfer agreement between Shanda Music and each of Xero Holdings Ltd. and Pleasant Season Ltd., each dated as of September 18, 2009 (collectively, the “Share Transfer Agreements”).  The aggregate consideration to be paid by Shanda Music in the Private Share Purchase will be $3,124,651.68, which will be fully funded by Shanda from its working capital.

Shanda Music also entered into a Rule 10b5-1 Trading Plan with UBS Financial Services Inc. (“UBS”) on September 12, 2009 under which UBS was retained as an agent of Shanda Music to establish a trading plan that complies with Rule 10b5-1 and Rule 10b-18 under the Securities Exchange Act of 1934, as amended (the “10b5-1 Plan”).  UBS will purchase up to 2,250,000 ADSs on behalf of Shanda Music pursuant to the 10b5-1 Plan during the period from October 6, 2009 to April 5, 2010 (the “10b5-1 Period”), at a limit price of $3.75, $3.90 or $4.00 per ADS depending on the then closing price of the ADS on the relevant trading days during the 10b5-1 Plan Period.  The purchases under the 10b5-1 Plan will be fully funded by Shanda from its working capital.

Item 4.        Purpose of the Transaction

As described in Item 3 above, which is incorporated into this Item 4 by reference, pursuant to the Tender Offer Agreement, Shanda Music acquired a controlling stake in Hurray through the acquisition of approximately 51% of Hurray’s then total outstanding Shares (including Shares represented by ADSs), calculated on a fully-diluted basis, by means of the Tender Offer.

As a result of Shanda Music’s acquisition of Shares in the Tender Offer, Shanda Music was entitled to designate a majority of the members of Hurray’s board of directors, each of the committees of Hurray’s board of directors and the board of directors of each of Hurray’s subsidiaries.  Shanda Music has designated four persons, Tianqiao Chen, Haibin Qu, Grace Wu and Haifa Zhu, who are executive officers of Shanda, to serve as directors of Hurray.  Such representation on Hurray’s board of directors permits Shanda to control Hurray’s conduct of business and operations.

As described in Item 3 above, Shanda Music agreed to acquire additional 78,116,292 Shares (including Shares presented by ADSs) pursuant to the Share Transfer Agreements on September 18, 2009 and to acquire up to 2,250,000 ADSs pursuant to the 10b5-1 Plan.  Shanda Music intends to increase the number of Shares it holds through these two transactions so that it will continue to hold more than 50% of Hurray’s total outstanding Shares after Hurray has adopted and implemented an employee stock-based incentive plan.

Shanda currently intends to maintain Hurray’s listing on the NASDAQ Global Market.

The business and operations of Hurray is currently continued substantially as they were conducted prior to the Tender Offer.  Shanda believes that Shanda’s user base, resources and platform will facilitate the continued execution of Hurray’s business strategies.  Shanda intends to conduct a comprehensive review of Hurray’s business, operations, capitalization and management with a view to optimizing development of Hurray’s potential in conjunction with Shanda’s business, and to take such actions or effect such changes as it deems desirable.  Such changes could include changes in Hurray’s corporate structure, capitalization, management or personnel as well as integration of Hurray’s business with certain related businesses of Shanda.

Item 5.        Interest in Securities of the Issuer

(a) –(b)  The following information with respect to the ownership of the Shares (including Shares represented by ADSs) by the Reporting Persons is provided as of September 18, 2009:

	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (2)
Shanda Interactive Entertainment Limited	0	0	1,233,161,592	0	1,233,161,592	1,233,161,592	55.9%

Shanda Music Group Limited	0	0	1,233,161,592	0	1,233,161,592	1,233,161,592	55.9%

(1)	Includes 78,116,292 Shares to be acquired by Shanda Music in the Private Share Purchase pursuant to the Share Transfer Agreements.

(2)
This percentage is calculated based upon 2,207,291,040 outstanding Shares (including Shares represented by ADSs), consisting of 2,196,186,640 Shares (including Shares represented by ADSs) outstanding as of May 1, 2009 as set forth in Hurray’s Form 20-F filed with the Commission on June 26, 2009 and 11,104,400 Shares (including Shares represented by ADSs) issued after May 1, 2009 to the knowledge of the Reporting Persons.

Except as set forth in this Item 5(a) and (b), to the knowledge of the Reporting Persons, no person identified in Schedule I hereto beneficially owns any Shares.

(c).  During the past 60 days, none of the Reporting Persons, nor any persons identified in Schedule I hereto, has entered into any transaction in the Shares (including Shares represented by ADSs) except for the Tender Offer, the Private Share Purchase and the 10b5-1 Plan.

(d).  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares (including Shares represented by ADSs) beneficially owned by the Reporting Persons.

(e).  Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Hurray.

Item 7.        Material to be Filed as Exhibits

Exhibit A – Joint Filing Agreement dated September 21, 2009 between Shanda Interactive Entertainment Limited and Shanda Music Group Limited.

Exhibit B – Tender Offer Agreement dated June 8, 2009 by and between Shanda Interactive Entertainment Limited, Shanda Music Group Limited and Hurray! Holdings Co., Ltd. (incorporated by reference to Exhibit (d)(1) of the Tender Offer Statement on Schedule TO-T by Shanda Interactive Entertainment Limited and Shanda Music Group Limited with the Commission on June 16, 2009).

Exhibit C – Confidentiality Agreement dated April 24, 2009 by and between Shanda Interactive Entertainment Limited, Shanda Music Group Limited and Hurray! Holdings Co., Ltd (incorporated by reference to Exhibit (d)(2) of the Tender Offer Statement on Schedule TO-T by Shanda Interactive Entertainment Limited and Shanda Music Group Limited with the Commission on June 16, 2009).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 21, 2009	SHANDA INTERACTIVE ENTERTAINMENT LIMITED

	By:	/s/ TIANQIAO CHEN
Name: Tianqiao Chen
Title: Chairman and Chief Executive Officer

SHANDA MUSIC GROUP LIMITED

September 21, 2009	By:	/s/ TIANQIAO CHEN
Name: Tianqiao Chen
Title: Director

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF SHANDA

The name, present principal occupation or employment and citizenship of each director and executive officer of Shanda are set forth below. Each occupation set forth opposite an individual’s name in the following table refers to employment with Shanda. The business address of each director and officer is No. 208 Juli Road, Pudong New Area, Shanghai 201203, People’s Republic of China.

Name	Citizenship	Present Principal Occupation
Tianqiao Chen(1)	China	Chairman of the Board and Chief Executive Officer
Qunzhao Tan	China	Director, President and Chief Technology Officer
Danian Chen	China	Director, Senior Executive Vice President and Chief Operating Officer
Qianqian Luo(1)	China	Non-executive Director
Jingsheng Huang(2)	U.S.A.	Independent Director, Managing Director at Bain Capital
Chengyu Xiong(2)	China
Independent Director, professor of the School of Journalism and Communication at Tsinghua University and director of both the New Media Studies Center and the Cultural Industries Center at Tsinghua University

Kai Zhao(2)	China	Independent Director
Yanmei Zhang	China	Senior Vice President
Grace Wu	U.S.A.	Director, Senior Vice President and Chief Financial Officer
Haifa Zhu	China	Senior Vice President and Chief Investment Officer
Danning Mi	China	Vice President and Chief Information Officer

(1)	Member of the compensation committee.
(2)	Member of the audit committee.

DIRECTORS AND EXECUTIVE OFFICERS OF SHANDA MUSIC

        Mr. Tianqiao Chen, Chairman and Chief Executive Officer of Shanda, is the sole director of Shanda Music. Shanda Music has no executive officers.